SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2006
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):    N/A
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):    N/A
     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A
* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Bayer

Ad-hoc-Report according to § 15 WpHG	Bayer AG Investor Relations 51368 Leverkusen Germany www.investor.bayer.com

Bayer to sell diagnostics business to Siemens for
EUR 4.2 billion

Leverkusen, June 29, 2006
•	Bayer Diabetes Care Division and Schering contrast agents business not affected

•	Decision not driven by financing of Schering acquisition
Leverkusen — The Bayer Group plans to sell the Diagnostics Division of Bayer HealthCare to Siemens AG, Munich, Germany, for EUR  4.2 billion. The divestment was approved today by the Bayer Supervisory Board. This decision is fully in line with the company’s strategy for systematically aligning its health care business. Bayer is concentrating on pharmaceuticals for both humans and animals, and products that can be promoted directly to patients.
The systems business of the Diagnostics Division, with its emphasis on hardware, IT networking and comprehensive equipment service, is subject to different success factors than the other Bayer HealthCare divisions. Bayer is therefore divesting these activities as part of the consolidation phase in the diagnostics market. The company is convinced that the successful laboratory equipment business has even better long-term development prospects in a company specializing in medical technology. Closing of the transaction is expected for the first half of 2007, subject to the approval of the antitrust authorities.
The consumer-influenced Diabetes Care Division is not affected by the transaction, nor is the contrast agents (diagnostic imaging) business of Schering AG, which will form an important part of the future Bayer Schering Pharma AG.

For Bayer the after-tax proceeds of the divestment will be about EUR 3.6 billion. Although this transaction has been pursued irrespective of the Schering acquisition and its financing, it will affect it in that the planned EUR 1.3 billion hybrid bond may not be launched or may have a much smaller volume. In addition, the previously announced equity raising of up to EUR 4 billion in connection with the Schering acquisition is now likely to be reduced by EUR 500 million. In March this year Bayer had already issued a mandatory convertible bond in the amount of EUR 2.3 billion as a first step. The effect of the divestment is to substantially reduce the company’s debt, thus helping to improve its credit profile.
Sales of Bayer HealthCare Diagnostics rose in 2005 by 8.4 percent to EUR 1.4 billion. The division employs more than 5,000 people worldwide. It offers an extensive portfolio of in-vitro diagnostic products for evaluating and monitoring the therapy of numerous diseases, including cardiovascular disorders, kidney diseases, infections, cancer and diabetes.
Bayer AG
Board of Management
Bayer AG
D-51368 Leverkusen
Germany
ISIN: DE0005752000
WKN: 575 200
Listing: Official market Frankfurt sub-segment entailing additional post-admission obligations (Prime Standard) Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Swiss Exchange; London; Madrid; New York, Tokyo
Bayer Investor Relations contacts:
Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Ilia Kürten (+49-214-30-35426)
Ute Menke (+49-214-30-33021)
Judith Nestmann (+49-214-30-66836)

Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our annual and interim reports to the Frankfurt Stock Exchange and in our reports filed with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ Dr. Alexander Rosar
	Name:	Dr. Alexander Rosar
	Title:	Head of Investor Relations

By:	/s/ Dr. Roland Hartwig
	Name:	Dr. Roland Hartwig
	Title:	General Counsel

Date: June 29, 2006